Exhibit 99.1

August 8, 2013

Press release

Turquoise Hill Resources to announce second quarter financial results on August 12, 2013

VANCOUVER, CANADA – Turquoise Hill Resources will announce its second quarter financial results on Monday, August 12, 2013 after financial markets close in North America.

The company will host a conference call and webcast to discuss second quarter results on Tuesday, August 13, 2013 at 11:00 am EST/8:00 am PST. The conference call can be accessed through the following dial-in details:

North America: 416 340 8410 | 866 225 2055

International: +1 416 340 8410 | 800 6578 9898

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the company’s website.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); and a 57% interest in copper-gold miner Inova Resources (ASX, TSX: IVA), formerly Ivanhoe Australia; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes	Tony Shaffer
Office: +1 604 648 3920	Office: +1 604 648 3934
Email: jason.combes@turquoisehill.com	Email: tony.shaffer@turquoisehill.com

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